Exhibit 99.1

July 4, 2019

PRESS RELEASE

Oasmia appoints Business Advisory Board

Oasmia has appointed a Business Advisory Board with the aim of primarily supporting the commercialization of Apealea and evaluating development and market opportunities for the other product candidates.

The members of the Oasmia Business Advisory Board are:

Göran Pettersson, Jacob Kaluski, Hege Hellström, Kerstin Valinder Strinnholm and Mohammed Homman.

Göran Pettersson will act as the Chairman of the Business Advisory Board.

”It feels very good to have these two new Advisory Boards in place. It provides additional expertise, experience and network for Oasmia's future development. Moreover, we are entering an important phase with the commersialisation of Apealea next in line where the Business Advisory Board will play an important role”, comments Sven Rohmann, acting CEO of Oasmia.

Biographies

Göran Pettersson is Chairman of the Board of Promore Pharma AB (publ) and Vice Chairman of Mobidiag Sverige AB. He holds several directorships in pharmaceutical and medical technology companies and has held leading positions with Astra Group, KabiVitrum and Pharmacia/Pharmacia & Upjohn (now parts of Pfizer).

Jacob Kaluski has more than 30 years of experience from the pharmaceutical industry focusing on international marketing, drug development and clinical trials. He held several leadership positions within Pharmacia, among others as Vice President and Business Manager for growth hormone.

Hege Hellström has spent over 25 years in sales, marketing and leadership positions within pharmaceuticals. Past leadership positions include President of EMENAR at Sobi and General Manager for Benelux at Genzyme.

Kerstin Valinder Strinnholm is a business advisor within pharmaceuticals and biotechnology. Kerstin has over 30 years of international experience within sales, marketing and business development from senior positions within Astra/AstraZeneca and Nycomed Takeda.

Mohammed Homman is CEO and Founder of Vironova AB (publ). Homman has been the driving force behind the development of the virus analysis technique and VN-180. He has received several national and international awards in recognition of his entrepreneurship and innovative research achievements. In 2003 Homman was chosen as one of the “Leaders of Tomorrow” by the Academy of Achievement, USA.

For further information, please contact:

Urban Ekelund, Investor Relations

IR@Oasmia.com

This information is inside information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 09.00 CEST on July 4, 2019.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).